Financial Investors Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

May 22, 2025

VIA EDGAR

Ms. Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Financial Investors Trust (the “Registrant”)
File Nos. 33-72424, 811-08194

Dear Ms. Brutlag:

On behalf of the Registrant, the Registrant will be filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 the definitive proxy statement, form of proxy and other soliciting materials (the “Proxy Materials”) relating to a Special Meeting of Shareholders of The Disciplined Growth Investors Fund, a series of the Registrant. The Registrant estimates that copies of the Proxy Materials will be released to shareholders of the Fund on or around May 27, 2025.

The Proxy Materials are being filed to update the preliminary proxy statement, form of proxy and other soliciting materials filed on May 6, 2025 (the “Preliminary Materials”). These Proxy Materials include responses to oral comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on May 11, 2025. In addition, the Proxy Materials reflect the completion of certain data points and other non-material clerical changes to the Preliminary Materials. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Proxy Materials.

Staff Comments:

1.	Staff Comment: The Shareholder Letter in the Preliminary Materials includes that the Reorganization “is primarily driven by the Adviser’s pursuit of an improved shareholder experience, operational and technological efficiencies.” Please clarify what “improved shareholder experience” means (for example, a better website or call center). If already covered by “operational and technological efficiencies,” consider removing the reference.

Registrant’s Response: The applicable sentence in the Shareholder Letter has been revised as follows:

“The Reorganization is primarily driven by the Adviser’s pursuit of an improved shareholder experience (including, for example, through an improved shareholder account portal and improved call center and transaction experiences), operational and technological efficiencies and, as a secondary consideration, reduction in administrative expenses which may facilitate the negotiation of a lower advisory fee over time due to the Adviser benefitting from economies of scale if the Fund’s assets grow, though a reduction in the advisory fee is not guaranteed or being contemplated at this time.”

U.S. Securities and Exchange Commission

Division of Investment Management

May 22, 2025

2.	Staff Comment: The first paragraph in the “What is the Primary Purpose of the Reorganization” Q&A includes similar language to the disclosure referenced in Staff Comment 1, but does not include reference to an improved shareholder experience. Accordingly, the Staff believes the phrase “improved shareholder experience” may not be a meaningful phrase.

Registrant’s Response: The first sentence of the applicable paragraph in the “What is the Primary Purpose of the Reorganization” Q&A has been revised as follows:

“Disciplined Growth Investors, Inc. (the “Adviser”), the investment adviser to the Fund, has determined that by reorganizing the Fund into EST (the “Reorganization”), the Adviser may be able to achieve an improved shareholder experience (including, for example, through an improved shareholder account portal and improved call center and transaction experiences), operational and technological efficiencies and, as a secondary consideration, reduction in administrative expenses, which may facilitate the negotiation of a lower advisory fee due to the Adviser benefitting from economies of scale due if the Fund’s assets grow, though a reduction in the advisory fee is not guaranteed or being contemplated at this time.”

3.	Staff Comment: The “Vote Required” section of the Preliminary Materials includes that approval of the Reorganization will require the affirmative vote of a majority of the shares voted in person or by proxy of the Fund. The Fund may need to obtain approval consistent with Rule 2(a)(42) of the Investment Company Act of 1940 (the “Investment Company Act”) as the independent directors of the Fund who were elected by its shareholders will not comprise a majority of the independent directors of the Acquired Fund. See Rule 17a-8(a)(3)(iii) under the Investment Company Act. Please revise the proxy accordingly or explain supplementally how this requirement is satisfied.

Registrant’s Response: Without taking a view with respect to the Staff’s comment, the Registrant has updated the “Vote Required” section as follows:

“Approval of the Reorganization will require the affirmative vote of a “majority of the outstanding voting securities” of the Fund within the meaning of the 1940 Act. This means the lesser of: (1) 67% or more of the Acquired Fund shares present or represented by proxy at the Shareholder Meeting, if the holders of more than 50% of the outstanding Fund shares are present or represented by proxy, or (2) more than 50% of the outstanding shares of the Fund.”

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Sincerely,

/s/Brendan Hamill
Brendan Hamill
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP